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EXHIBIT  A

                                   STATE SEAL

PAUL E. PATTON, GOVERNOR              COMMONWEALTH OF KENTUCKY              B. J. HELTON
                                     PUBLIC SERVICE COMMISSION                CHAIRMAN
RONALD MCCLOUD, SECRETARY               211 SOWER BOULEVARD
  PUBLIC PROTECTION AND                 POST OFFICE BOX 615               EDWARD J. HOLMES
   REGULATION CABINET                                                       VICE CHAIRMAN
                                   FRANKFORT, KENTUCKY 40602-0615
   MARTIN J. HUELEMANN                  WWW.PSC.STATE.KY.US
   EXECUTIVE DIRECTOR                      (502) 564-3940                  GARY W. CLIFFS
PUBLIC SERVICE COMMISSION                FAX (502) 564-3460                 COMMISSIONER


                                  March 9, 2000


Honorable Arthur Levitt, Chairman
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

        Re:    Columbia Energy Group/SEC File No. 70-9575

Dear Chairman Levitt:

        Columbia Gas of Kentucky ("Columbia KY"), a Kentucky gas distribution utility and subsidiary of Columbia Energy Group ("Columbia EG"), a registered public utility holding company, has advised this Commission that Columbia EG has filed an application-declaration on Form U-1 in the above docket ("the U-1") pursuant to the Public Utility Holding Company Act of 1935 ("PUHCA") requesting greater authority to invest in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"). Specifically, we understand that Columbia EG is requesting to increase its aggregate investment authority in EWGs and FUCOs from fifty percent of Columbia EG's consolidated retained earnings to one hundred percent of Columbia EG's consolidated retained earnings.

        Columbia EG has requested that we certify to you that such increased investment authority in EWGs and FUCOs will not impair the ability of the Kentucky Public Service Commission to regulate Columbia KY or protect its retail customers in Kentucky.

        As the State commission having jurisdiction over the retail gas rates of Columbia EG's Kentucky public utility subsidiary, Columbia KY, please be advised that based on:

(1) this Commission's statutory authority to supervise and regulate gas utilities and all matters relating to the performance of their public duties and their charges therefor, and to correct any abuses of such utilities,



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(2)     the representations set forth in the U-1, including but not limited to the representations that the assets of Columbia KY will not be pledged or encumbered and that Columbia KY will not seek higher rates for potential losses or inadequate returns arising from any EWG and FUCO investments, and

(3) the commitments set forth in Columbia EG's letter of February 24, 2000 (copy attached hereto),

this Commission is of the view that Columbia EG's proposal will not impair the ability of this Commission to regulate Columbia KY or protect its retail customers in Kentucky.

        The foregoing opinion of this Commission is expressly conditioned on and is subject to being revised or withdrawn by this Commission, if it deems that action to be appropriate. Columbia EG has represented that it will timely inform this Commission when Columbia EG actually acquires ownership in EWGs or FUCOs pursuant to its proposal.

                                   Sincerely,




                                   B. J. Helton, Ph.D.
                                   Chairman


Attachment
RGR:v




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                                                  COLUMBIA
                                                  ENERGY
                                                  GROUP
                                                  13880 DULLES CORNER LANE
                                                  HERNDON, VIRGINIA 20171-4600


                                February 24, 2000


Dr. B.J. Helton, Chair
Kentucky Public Service Commission
211 Sower Boulevard
Frankfort, KY  40602

        Re:    Columbia Energy Group SEC File No. 70-9575

Dear Chairwoman Helton:

        This letter is in response to discussions with your staff regarding the solicitation by the Securities and Exchange Commission of your views with respect to the captioned matter.

        Columbia Energy Group ("Columbia") will continue to provide Columbia Gas of Kentucky, Inc. ("CKY") the necessary capital to ensure that CKY continues to provide safe, reliable service and growth of profitable new gas service at reasonable rates. CKY pledges to continue to aggressively pursue betterment and remediation of older plant, while conforming to all underground pipeline safety regulations. Columbia represents that the investments to be authorized in the captioned proceeding will not adversely impact the availability of long-term capital to CKY or the spending priorities related to underground pipeline safety and customer service.

        It is Columbia's opinion that its proposal for increased investment in exempt wholesale generators (EWGs") and foreign utility companies ("FUCOs") will not have a detrimental effect on the cost of capital of Columbia or CKY. Columbia represents that it will prudently manage the proposed increase in EWGs and FUCOs and it is not expected to cause a detrimental effect on the cost of capital of Columbia or CKY. Columbia and CKY will not seek recovery through higher rates or increased expenses to Kentucky ratepayers to compensate for any possible losses or increased expenses that may be sustained on investment in EWGs or FUCOs, or for any inadequate return on such investments. However, Columbia and CKY agree that if the credit rating of Columbia's debt is downgraded by a major credit rating agency (i.e., S&P, Moody's, or Fitch) due, in the opinion of the credit agency, wholly or in part to Columbia's investment in EWGs or FUCOs, Columbia and CKY pledge to notify the Commission within ten days of any such downgrade. As a part of that notice, Columbia and CKY will provide a detailed explanation of why the downgrade occurred and what plans exist to address and restore the previous credit rating. Columbia and CKY will further provide a detailed explanation of how Kentucky ratepayers can be prevented from paying higher rates due to increased costs as a result of the credit downgrading. The explanation will identify in detail the rate case methodologies for determining debt costs which ensure Kentucky ratepayers will not pay higher costs should Columbia's credit rating fall below the current rating due to EWG or FUCO investments, consistent with the SEC financing authority. Columbia's long-term debt rating is "BBB+" from S&P, an "A3" rating from Moody's and "A" from Fitch; however, following an unsolicited tender offer made by NiSource, Inc., some of these credit agencies have placed Columbia's long-term debt ratings on their review list for a possible change.

        In addition, Columbia and CKY agree to, and will observe, the following reporting requirements:



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        1. Provide to the Kentucky Public Service Commission ("Commission") all
        SEC forms filed in the public domain for reporting information related to EWG and FUCO investments no later than 10 days after such forms are provided to the SEC.

        2. Provide the following upon request of the Commission:

               a) upon execution of a confidentiality agreement, Columbia will provide to the Commission, upon request, all SEC forms designated confidential for reporting information related to EWG and FUCO investments.

               b) a copy of the general corporate objectives regarding diversification and foreign utility investments and the specific objectives of such activities.

               c) reasonable access to relevant books and records and financial statements of Columbia and its affiliated interests.



Columbia Energy Group



By_______________________
     Michael W. O'Donnell
     Senior Vice President and
     Chief Financial Officer



Columbia Gas of Kentucky, Inc.


By_______________________
     Robert C. Skaggs, Jr.
     President and Chief Executive
     Officer





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